ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ТОРГОВЫЙ ДОМ ГУМ"

109012,Москва,Красная площадь, 3
тел. 921-5763, факс 975-2581



JOINT-STOCK COMPANY
"GUM TRADING HOUSE"

109012,Moscow, Red Square, 3
tel. 921-5763, fax 975-2581

ИСХ № 1246
10 СЕН 2003
ОАО "ТД ГУМ"



03029992

03 SEP 15 7:21

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

AOTDGUM

SUPPL

Re: ~~AO Torgovy Dom GUM~~
Exemption No.: ~~82-4152~~ 82-4132

Dear Sir or Madam:

In connection with AO Torgovy Dom GUM's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

On July 1, 2003 the transfer of proxy of the corporation sole body of JSC "GUM Trading House" represented by General Director to "Atlas Project Management Public Limited Company" took place.

The proxy term of the General Director of JSC "GUM Trading House" Mr. Vechkanov V.L. lapsed on July 1, 2003.

The location of "Atlas Project Management Public Limited Company" is PALLADIUM HOUSE, 1-4, ARGYLL STREET, LONDON WIV 2LD, UK.

Postal address: 551118 MOSCOW, BUDENNOGO AVENUE, 4 "Б".

Enclosed please find the consolidated financial report of JSC "GUM Trading House" for 2002 and 2001 including the conclusion of independent auditors.

Sincerely,

S.A. Chemerisov



Managing Director
(095) 788-4311

ASSURANCE AND ADVISORY BUSINESS SERVICES

ASSURANCE SERVICES


ERNST & YOUNG

Open Joint Stock Company Trade House GUM

Consolidated Financial Statements

Years ended December 31, 2002 and 2001
with Report of Independent Auditors

Open Joint Stock Company Trade House GUM

Consolidated Financial Statements

Years ended December 31, 2002 and 2001

Contents

Ernst & Young

Ernst & Young (CIS) Limited
Podsosensky Pereulok 20/12
Moscow 103062 Russia
Phone: 7 (095) 705 92 92
Fax: 7 (095) 705 92 93

Эрнст энд Янг (СНГ) Лимитед
Россия, 103062 Москва
Подсосенский переулок, 20/12
Телефон: 7 (095) 705 92 92
Факс: 7 (095) 705 92 93
ОКПО 40128555

Report of Independent Auditors

The Board of Directors and Shareholders
Open Joint Stock Company Trade House GUM

We have audited the accompanying consolidated balance sheets of Open Joint Stock Company Trade House GUM and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, as part of the privatization process of the Company, certain properties assigned to it by the Moscow Property Fund have been recorded at values stated in its privatization plan determined by the Moscow Privatization Commission rather than at historical cost.

In our opinion, except for the effects of recording certain properties at values other than historical cost as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Open Joint Stock Company Trade House GUM and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Ernst & Young (CIS) Ltd

June 10, 2003

Open Joint Stock Company Trade House GUM

Consolidated Balance Sheets

	December 31, 2002	December 31, 2001
	(In thousands of US dollars)	
Assets		
Current assets:		
Cash and cash equivalents *(Note 2)*	$ 10,832	$ 18,178
Trade accounts receivable, net of allowance for doubtful accounts of $600 and $450 for 2002 and 2001, respectively	1,085	513
Notes receivable	1,258	995
Investments *(Note 3)*	10,146	2,852
Taxes receivable	6,775	5,065
Inventories, net of allowance for obsolescence of $51 and $51 for 2002 and 2001, respectively	16,442	15,157
Deferred income taxes *(Note 6)*	297	111
Prepaid expenses and other current assets	1,902	1,709
Total current assets	48,737	44,580
Property and equipment, net *(Note 4)*	39,035	32,394
Intangible assets, net *(Note 5)*	989	734
Investments *(Note 3)*	611	1,290
Total assets	$ 89,372	$ 78,998
Liabilities and shareholders' equity		
Current liabilities:		
Trade accounts payable	$ 16,019	$ 12,769
Taxes payable	1,192	692
Accrued expenses and other current liabilities	2,175	1,118
Total current liabilities	19,386	14,579
Deferred income taxes *(Note 6)*	340	89
Minority interest	44	90
Shareholders' equity *(Note 7)*:		
Common stock (1 rouble par value per share), 72,000,000 shares authorized, 60,000,000 issued and 50,436,117 outstanding at December 31, 2002; 72,000,000 shares authorized, 60,000,000 issued and 51,003,638 outstanding at December 31, 2001	12,466	12,466
Additional paid-in capital	19,227	19,227
Retained earnings	52,594	43,831
Accumulated other comprehensive income	991	3,431
Treasury stock, at cost (9,563,883 and 8,996,362 shares at December 31, 2002 and 2001, respectively)	(15,676)	(14,715)
Total shareholders' equity	69,602	64,240
Total liabilities and shareholders' equity	$ 89,372	$ 78,998

See accompanying notes.

Open Joint Stock Company Trade House GUM

Consolidated Statements of Income and Comprehensive Income

	Years ended December 31,	
	2002	2001
	(In thousands of US dollars)	
Revenues:		
Retail sales	$ 54,010	$ 61,951
Sublease income	27,718	21,301
	81,728	83,252
Cost of revenues:		
Cost of sales	37,387	44,883
Cost of sublease	1,289	1,453
Gross margin	43,052	36,916
Selling expenses	(20,579)	(14,706)
General and administrative expenses	(8,655)	(6,943)
Other operating income	34	194
Other operating expense	(1,400)	(1,012)
Income from operations	12,452	14,449
Non-operating income (expense):		
Investment income *(Note 3)*	4,097	860
Interest income	140	422
Non-operating income	126	707
Non-operating expense	(723)	(1,693)
Foreign exchange loss	(347)	(431)
Total non-operating income (expense)	3,293	(135)
Income before income taxes and minority interest	15,745	14,314
Income tax expense *(Note 6)*	(4,529)	(6,421)
Minority interest in net income of subsidiaries	(18)	(31)
Net income	$ 11,198	$ 7,862
Other comprehensive income, net of income tax		
Unrealised holding gains from available-for-sale securities	187	1,176
Transfer of realized holding gains to non-operating income	(2,627)	(195)
Comprehensive income	$ 8,758	$ 8,843

See accompanying notes.

Open Joint Stock Company Trade House GUM

Consolidated Statements of Shareholders' Equity

Years Ended December 31, 2002 and 2001
(In thousands of US dollars, except the share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock		Total Shareholders' Equity
	Shares	Amount				Shares	Amount	
Balance at December 31, 2000	60,000,000	$ 12,466	$ 19,227	$ 38,152	$ 2,450	(7,616,362)	$ (12,530)	$ 59,765
Net income	–	–	–	7,862	–	–	–	7,862
Unrealized holding gains	–	–	–	–	1,176	–	–	1,176
Realized gain on sale of securities available-for-sale	–	–	–	–	(195)	–	–	(195)
Cash dividends				(2,183)				(2,183)
Treasury stock purchases	–	–	–	–	–	(1,380,000)	(2,185)	(2,185)
Balance at December 31, 2001	60,000,000	$ 12,466	$ 19,227	$ 43,831	$ 3,431	(8,996,362)	$ (14,715)	$ 64,240
Net income	–	$	$	$ 11,198	$ –	–	$ –	$ 11,198
Unrealized holding gains	–	–	–	–	187	–	–	187
Realized gain on sale of securities available-for-sale	–	–	–	–	(2,627)	–	–	(2,627)
Cash dividends	–	–	–	(2,435)	–	–	–	(2,435)
Treasury stock purchases	–	–	–	–	–	(567,521)	(961)	(961)
Balance at December 31, 2002	60,000,000	$ 12,466	$ 19,227	$ 52,594	$ 991	(9,563,883)	$ (15,676)	$ 69,602

See accompanying notes.

Open Joint Stock Company Trade House GUM

Consolidated Statements of Cash Flows

	Years ended December 31,	
	2002	2001
	(In thousands of US dollars)	
Operating activities		
Net income	$ 11,198	$ 7,862
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense	2,377	2,126
Provision for doubtful accounts receivable	150	(155)
Deferred tax expense	230	118
Minority interest in net income of subsidiaries	18	31
Investment income	(4,097)	(860)
Loss on sale of property and equipment	789	71
Foreign exchange loss	347	431
Changes in operating assets and liabilities:		
Trade accounts receivable	(787)	(1,749)
Taxes receivable	(1,803)	1,896
Inventories	(1,476)	407
Notes receivable	(263)	(995)
Trading securities	736	–
Prepaid expenses and other current assets	(193)	(1,318)
Trade accounts payable	3,136	(95)
Taxes payable	528	(119)
Accrued expenses and other current liabilities	1,004	347
Net cash provided by operating activities	11,894	7,998
Investing activities		
Purchases of property and equipment	(8,538)	(3,872)
Proceeds from disposals of property and equipment	35	17
Proceeds from sale of investments available-for-sale	788	610
Purchases of securities available-for-sales	–	(72)
Net proceeds from purchase of promissory notes	(7,930)	4,816
Proceeds from sale of long-term investments	37	200
Proceeds from sale of shares in subsidiary	16	–
Net cash used in investing activities	(15,592)	1,699
Financing activities		
Cash dividends paid	(2,355)	(1,988)
Acquisitions of treasury stock	(961)	(2,185)
Net proceeds of short-term borrowings	24	–
Net cash used in financing activities	(3,292)	(4,173)
Effect of exchange rates on cash and cash equivalents	(356)	(741)
Net increase (decrease) in cash and cash equivalents	(7,346)	4,783
Cash and cash equivalents at beginning of the year	18,178	13,395
Cash and cash equivalents at end of the year	$ 10,832	$ 18,178
Supplementary cash flow information:		
Interest paid	$ –	$ –
Income taxes paid	4,283	6,017
Non-cash transfer of securities on January 1, 2002 from available-for-sale category into trading	2,036	–

See accompanying notes.

(in thousands of US dollars, unless otherwise indicated)

1. Description of Business and Significant Accounting Policies

Description of Business

Open Joint Stock Company Trade House GUM ("GUM", and, together with its consolidated subsidiaries, the "Company") is a retailer of high-quality western and domestic consumer goods in Moscow. The Company sells consumer goods, principally women's and men's apparel, primarily through its flagship store located on Moscow's Red Square as well as through other stores in the Moscow area and in other major Russian cities. In addition, the Company leases space to certain high-end retailers.

On March 18, 1991, the State Council of Ministers of the Russian Republic of the Soviet Union approved the formation of a joint stock company named "Trade House GUM". Following enactment of privatization legislation by the Russian Federation, the City of Moscow issued a decree on May 5, 1992 for the privatization of GUM, with the Moscow State Property Committee approving the transformation of GUM into an open joint stock company ("JSC") on July 23, 1992.

Basis of Presentation

The Company maintains its records and prepares its statutory financial statements in Russian rubles in accordance with the requirements of Russian accounting and tax legislation. The accompanying consolidated financial statements differ from the financial statements used for statutory purposes in Russia in that they reflect certain adjustments, not recorded in the Company's statutory financial statements, which are appropriate to present the financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The principal adjustments are related to certain accrued revenue and expenses, foreign currency translation, deferred taxation, depreciation and valuation of property and equipment, and consolidation of subsidiaries.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Open Joint Stock Company Trade House GUM and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. As of December 31, 2002, the Company had controlling ownership interest in the following subsidiaries, the accounts of which have been consolidated in the accompanying consolidated financial statements:

	Location	% Ownership
ZAO GUM Trust	Moscow	100%
ZAO GUM Podarki	Moscow	100%
ZAO GUM Praga	Moscow	100%
ZAO GUM Yadran	Moscow	100%
ZAO GUM Kostroma	Regional	61%
ZAO GUM Reconstruction	Moscow	61%
OOO GUM Internet	Moscow	75%

1. Description of Business and Significant Accounting Policies (continued)

Principles of Consolidation (continued)

Investments in affiliates in which the Company has ownership interests of 20% to 50% are accounted for under the equity method.

For majority-owned subsidiaries that incur losses, it is the Company's policy to recognize 100% of the losses, after first reducing the related minority interests' balances to zero. Further, when a majority-owned subsidiary becomes profitable, the Company will recognize 100% of profits until such time as the excess losses previously recorded have been recovered. Thereafter, the Company will recognize profits in accordance with the underlying ownership percentage.

Foreign Currency Translation

The accompanying financial statements have been prepared in US dollars. Transactions and balances not already measured in US dollars (primarily Russian rubles) have been remeasured into US dollars in accordance with the relevant provisions of Statement of Financial Accounting Standard ("FAS") No. 52, "Foreign Currency Translation" as applied to entities in highly inflationary economies.

Under FAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange or translation gains and losses arising from remeasurement of monetary assets and liabilities that are not denominated in US dollars are credited or charged to non-operating expenses.

The ruble is not a convertible currency outside the territory of Russia. Official exchange rates are determined daily by the Central Bank of Russia ("CBR") and are generally considered to be a reasonable approximation of market rates. The translation of ruble denominated assets and liabilities into US dollars for the purpose of these financial statements does not indicate that the Company could realize or settle in US dollars the reported values of the assets and liabilities. Likewise, it does not indicate that the Company could return or distribute the reported US dollar values of capital and retained earnings to its shareholders. The exchange rates at December 31, 2002 and 2001 for one US dollar were 31.78 rubles and 30.14 rubles, respectively.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

1. Description of Business and Significant Accounting Policies (continued)

Investments

The Company accounts for investments in accordance with FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as amended by FAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". The Company determines the appropriate classification of investments at the time of purchase and re-evaluates such designation as of each balance sheet date.

Investments include certain Russian government securities, municipal bonds and equity securities, which were acquired for short-term purposes but which became subject to marketability constraints discussed below.

The Russian government and its agencies temporarily suspended the servicing of short-term government obligations ("GKOs") and Federal loan bonds ("OFZs") on August 17, 1998 and announced a restructuring plan for these securities in December 1998. The Company elected to participate in the restructuring program and, in 1999, received cash and newly issued state securities. The Company valued its holdings in GKOs and OFZs at their quoted market value as of December 31, 2002 and 2001.

Promissory notes include short-term promissory notes issued by several Russian banks and are carried at cost, which approximates fair value.

Other long-term investments consist of equity securities, which do not have an established market. These equity securities are accounted for at cost. The carrying amount of long-term investments is reduced to recognize a decline other than temporary in the value of the investments, if necessary.

Inventories

Inventories, which consist of retail goods available for sale, are stated at the lower of cost or market value. Cost is computed using the specific identification method.

Property and Equipment

As part of the privatization process, the rights to certain assets, principally buildings, which were and are used by the Company were assigned to it by the Moscow Property Fund at values stated in its privatization plan determined by the Moscow Privatization Commission. Substantially all assets have been reflected in the accompanying financial statements at these assigned values rather than at historical cost, which is required by US GAAP. The Company has not been able to quantify the effect of the difference in this accounting treatment since, prior to 1992, sufficient historical information is not available to determine the cost of these assets. All other assets are stated at historical cost. Maintenance and repairs are charged to expense as incurred.

1. Description of Business and Significant Accounting Policies (continued)

Property and Equipment (continued)

Depreciation is computed on a straight-line basis based on the following estimated useful lives of the assets:

Buildings and leasehold improvements	25-40 years
Equipment and furniture	5-10 years
Computers and electronics	3-5 years
Motor vehicles	5 years

Computer Software

In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1, *Accounting For the Costs of Computer Software Developed For or Obtained For Internal Use* ("SOP 98-1"). The Company adopted SOP 98-1 effective January 1, 2000. SOP 98-1 requires capitalization of certain costs incurred in connection with developing or obtaining internal use software.

Computer software costs consist primarily of external consultants and infrastructure costs, payroll and related internal expenses for the accounting software development. Expenditures relating to the preliminary software project and operating stages, as well as data conversion costs, are expensed as incurred. The Company capitalized $255 and $103 of computer software costs related to application design, coding, installation to hardware and testing into intangible assets in the year ended December 31, 2002 and December 31, 2001.

Amortization is computed on a straight-line basis over estimated useful life of 5 years.

Long-Lived Assets

The Company evaluates impairment of long-lived assets in accordance with the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 supercedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations for a Disposal of a Segment of a Business*. The Company adopted SFAS No. 144 as of January 1, 2002. The Company did not record any impairment charges in the years ended December 31, 2002 and 2001.

Income Taxes

The Company computes and records income tax in accordance with SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

1. Description of Business and Significant Accounting Policies (continued)

Revenue Recognition

The Company earns sales revenues from retail goods sold. Such revenues are recognized upon sale of those goods. Revenue is recognized net of Value Added Tax ("VAT") and sales tax charged to customers. Sublease revenue is recognized in the period in which the space is provided to the tenant. Sublease revenue is represented by fixed monthly charges.

Shipping Costs

The Company includes shipping costs relating to delivery of inventory from suppliers to the Company's warehouse into the cost of retail goods sold.

Taxes on Revenue

Certain other taxes on sales, not charged to customers, amount to approximately 1% of statutory gross profit for retail sales and gross sublease revenue for sublease of premises, and are included in operating expenses. For the years ended December 31, 2002 and 2001, such sales taxes were $415 and $388, respectively.

Advertising

The Company expenses the cost of advertising as incurred. These costs totaled $1,687 and $1,034 for the years ended December 31, 2002 and 2001, respectively.

Government Pension Funds

The Company contributes to the Russian Federation state pension fund, social insurance, medical insurance, and unemployment funds on behalf of its employees at rates prescribed by law. The Company's contribution was 29.5% and 36.2% of employee compensation for the years ended December 31, 2002 and 2001 and was expensed as incurred. During the years ended December 31, 2002 and 2001, these contributions amounted to $2,578 and $2,216, respectively.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash deposits, trade accounts receivable, notes receivable, and investments held for sale. The Company deposits its available cash with several Russian financial institutions. Management regularly monitors the financial status of the banks where deposits are maintained. The Company's sales and accounts receivable are made to and due from a variety of Russian retail and business customers. The Company usually does not require collateral or other security in its leasing and subleasing transactions. The Company has no other significant concentrations of credit risk.

Fair Value of Financial Instruments

The fair value of financial instruments, consisting of cash and cash equivalents, investments, trade accounts receivable, notes receivable, other receivables, obligations under accounts payable and debt instruments, are considered to be equal to their carrying values.

1. Description of Business and Significant Accounting Policies (continued)

Comprehensive Income

Effective January 1, 1998, the Company adopted FAS No. 130, "Reporting Comprehensive Income". FAS No. 130 establishes comprehensive standards for the reporting and presentation of income and its components in a set of general-purpose financial statements.

Accounting for Assets Retirement Obligations

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement deals with the costs of closing facilities and removing assets. SFAS No. 143 requires entities to record the fair value of a legal liability for an asset retirement obligation in the period it is incurred. This cost is initially capitalized and amortized over the remaining life of the asset. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. SFAS No. 143 is effective for years beginning after June 15, 2002. The Company is currently evaluating the impact the pronouncement will have on future consolidated financial statements.

Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement nullifies Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," which required that a liability for an exit cost be recognized upon the entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company is currently evaluating the impact the pronouncement will have on future consolidated financial statements.

Financial Guarantees

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Company is currently evaluating the impact the pronouncement will have on future consolidated financial statements.

1. Description of Business and Significant Accounting Policies (continued)

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities". FIN 46 defines the concept of "variable interests" and requires existing unconsolidated variable interest entities to be consolidated into the financial statements of their primary beneficiaries if the variable interest entities do not effectively disperse risks among the parties involved. FIN 46 applies immediately to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when FIN 46 becomes effective, the enterprise must disclose information about those entities in all financial statements issued after January 31, 2003. The interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years, with a cumulative-effect adjustment as of the beginning of the first year restated. The Company is currently evaluating the impact the pronouncement will have on future consolidated financial statements.

Reclassifications

Certain reclassifications have been made to the 2001 comparatives, in order for them to conform to the 2002 presentation.

2. Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at December 31:

	2002	2001
Russian Rubles	$ 7,177	$ 10,894
US Dollars	3,655	7,284
	$ 10,832	$ 18,178

3. Investments

Short-term investments at December 31, 2002 and 2001 consisted of the following:

	2002	2001
Promissory notes of banks	$ 7,962	$ 32
Marketable equity securities	1,300	2,036
Russian government obligations	884	784
	$ 10,146	$ 2,852

3. Investments (continued)

Long-term investments at December 31, 2002 and 2001 consisted of the following:

	2002	2001
Russian government obligations	$ 438	$ 1,120
Other long-term investments	173	170
	$ 611	$ 1,290

At December 31, 2001, the Company classified its portfolio of marketable equity securities as available-for-sale. The Company valued marketable equity securities at their quoted market value. Accordingly, net realized gains and losses were included in investment income, while net unrealized gains and losses were included in other comprehensive income. On January 1, 2002, equity securities with a current market value of $2,036 were transferred from the available-for-sale category to trading. The transfer from available-for-sale category to trading was performed due to significant increase in volume of securities trading. While the classification was modified following such transfer, the carrying value in the balance sheet remained the same. The unrealized gain in the amount of $1,347 at the date of transfer carried as a separate component of other comprehensive income was reversed and recognized in earnings.

At December 31, 2002 and 2001, the Company valued Russian government obligations at their quoted market value. Accordingly, net realized gains and losses are included in investment income, while net unrealized gains and losses are included in other comprehensive income.

In 2001 the Company sold several equity securities, $97 at cost and $292 at carrying value at December 31, 2000, to a third party for $343, and debt securities, $267 at cost and $267 at carrying value at December 31, 2000, to a third party for $267.

In 2002 the Company sold several debt securities, $788 at cost and $788 at carrying value at December 31, 2001, to a third party for $788.

Marketable securities available-for-sale at December 31, 2001 consisted of the following:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	689	1,554	(207)	2,036

3. Investments (continued)

Russian government obligations mature as follows at December 31, 2002 and 2001:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Within 1 year	$ 784	$ –	$ –	$ 784
After 1 year through 5 years	1,164	–	(44)	1,120
After 5 years	–	–	–	–
Expired	–	–	–	–
Balance at December 31, 2001	$ 1,948	$ –	$ (44)	$ 1,904
Within 1 year	$ 892	$ –	$ (8)	$ 884
After 1 year through 5 years	442	–	(4)	438
After 5 years	–	–	–	–
Expired	–	–	–	–
Balance at December 31, 2002	$ 1,334	$ –	$ (12)	$ 1,322

The investment income for the years ended December 31, consisted of the following:

	2002	2001
Gain on sales of securities	$ 2,424	$ 246
Unrealized gains on trading securities	923	–
Coupon revenue	287	302
Gain on sales of promissory notes	494	312
(Loss) on sales of other long-term investment	(31)	–
	$ 4,097	$ 860

4. Property and Equipment

Property and equipment consisted of the following at December 31:

	2002	2001
Buildings and leasehold improvements	$ 37,284	$ 33,161
Equipment and furniture	9,978	6,439
Computers and electronics	2,888	2,435
Motor vehicles	295	308
Construction-in-progress	631	1,338
	51,076	43,681
Accumulated depreciation	(12,459)	(11,287)
Advances for construction-in-progress	418	–
	$ 39,035	$ 32,394

4. Property and Equipment (continued)

Depreciation expense during years ended December 31, 2002 and 2001 amounted to $2,212 and $2,126, respectively.

5. Intangible Assets

Intangible assets consisted of the following at December 31:

	2002	2001
Computer software costs	$ 1,154	$ 734
Accumulated amortization	(165)	–
	$ 989	$ 734

Amortization expense during years ended December 31, 2002 and 2001 amounted to $165 and $0, respectively. Amortization expense relating to the net carrying amount of intangible assets at December 31, 2002 is estimated to be $230 in 2003, $230 in 2004, $230 in 2005, $230 in 2006 and $69 in 2007.

6. Income Taxes

The Company's income was taxed under the jurisdiction of the Russian Federation.

On August 6, 2001, a law was signed which introduced certain changes in Russian tax legislation reducing the statutory income tax rate from 35% to 24% effective January 1, 2002. The effect of the new tax legislation was recognized in the period of enactment.

Significant components of the provision for income taxes for the years ended December 31 are as follows:

	2002	2001
Current tax expense	$ 4,299	$ 6,303
Deferred tax expense	230	118
	$ 4,529	$ 6,421

In 2002, deferred tax expense includes $165 of deferred tax expense related to the securities reclassified from available-to-sale into trading category, and accordingly reversed from other comprehensive income.

6. Income Taxes (continued)

A reconciliation between the income tax expense reported in the accompanying financial statements and income before taxes multiplied by the statutory tax rate (24% and 35% for the years ended December 31, 2002 and 2001, respectively) is as follows for the years ended December 31:

	2002	2001
Income tax expense at statutory tax rate	$ 3,779	$ 5,010
Capital investment incentive deductions	–	(731)
Tax-exempt and tax-favored income	(196)	(58)
Non-deductible expenses for social and infrastructure purposes	373	873
Translation gains arising, for US GAAP financial reporting purposes only, on remeasurement of ruble-denominated net monetary assets	83	151
Exchange gains from non-ruble (primarily US dollar) denominated net monetary assets taxed in Russia but eliminated for US GAAP financial reporting purposes	80	98
Effect of exchange rate difference on the tax base of inventory	232	457
Change in tax rate	–	(86)
Other permanent differences	178	707
Income tax expense reported in the financial statements	$ 4,529	$ 6,421

The deferred tax balances are calculated by applying the statutory tax rates in effect at the respective balance sheet dates (24% at December 31, 2002 and 2001 respectively) to the temporary differences between the tax basis of assets and liabilities and the amount reported in the accompanying financial statements, and consisted of the following at December 31:

	2002	2001
Current deferred tax assets:		
Short-lived assets capitalized for Russian tax purposes and expensed for US GAAP	$ –	$ 156
Accruals and other adjustments made to Russian statutory expenses and revenues in order to compute income for US GAAP financial reporting purposes	435	120
Total current deferred tax assets	435	276
Current deferred tax liabilities:		
Unrealized holding gains from trading securities	(138)	(165)
Total current deferred tax liabilities	(138)	(165)
Net current deferred tax assets	$ 297	$ 111
Non-current deferred tax assets (liabilities):		
Property and equipment	380	276
Intangible assets	(201)	–
Capitalization of leasehold improvements	$ (519)	$ (365)
Net non-current deferred tax liabilities	$ (340)	$ (89)

7. Shareholders' Equity

On June 7, 1996, the Company established a sponsored, Level I American Depositary Receipt ("ADR") facility. Each ADR represents two shares of the Company's common stock.

In August 1997, the Company effected a ten-for-one stock split of all authorized and issued common shares resulting in 60,000,000 authorized common shares with a par value of one ruble per share. All share information in the accompanying financial statements has been restated to reflect the split and change in authorized shares.

On July 13, 1998, the Company authorized and registered issue of 12,000,000 common shares with a par value of one ruble each with the Federal Commission for Security Market. The shares of this issue were not issued or placed.

As of December 31, 2002 and 2001 the Company held 9,563,883 and 8,996,362 shares of treasury stock.

8. Related Party Transactions

General Director of investment company Delovye Uslugi is a member of the board of directors. In 2002 and 2001 investment company Delovye Uslugi was operating with corporate securities owned by the Company.

General Director of ZAO "Registronix" is a member of the board of directors. In 2002 and 2001 ZAO "Registronix" maintained shareholders register for the Company.

First deputy of the head of the state committee for the safeguard of the historical buildings is a member of the board of directors. This committee reimbursed the expenses relative to reconstruction of the main building. Total expected reimbursement for 2002 and 2001 expenditures were $252 and $364. The gross balances outstanding at December 31, 2002 and 2001 were $630 and $566, respectively.

Since 2002, Chairman of the board of directors of ZAO "Trade House "Perekrestok" is a deputy of General Director of the Company. The Company provides retail trade premises to ZAO "Trade House "Perekrestok" under sublease agreements. In 2002, the Company received $1,107 as a rental income from ZAO "Trade House "Perekrestok".

Since 2002, Alfa-bank, a member of Alfa-Group, became one of the ultimate shareholders of the Company. In 2002 Alfa-bank provided acquiring and other bank services to the Company. Total fees paid to Alfa-bank in 2002 were $125.

9. Commitments and Contingencies

The Company has commitments under long-term, cancelable operating leases, principally for the land on which buildings are located, including the Company's main store on Red Square. The expiration dates for such leases vary from 2002 to 2043. In 1992, the Company entered into a 49-year cancelable lease for the building and land for its main store at Red Square. The lease of the main store is subject to provisions whereby the Company may renovate but not alter or destroy the building. In addition, it may not use it for purposes other than retail sales space. The lease can be cancelled in case of violation of terms of lease agreement. In case of the lease agreement cancellation the parties to the agreement should notify each other not later than 30 days beforehand. Management of the Company believes that risk of cancellation of lease is remote.

9. Commitments and Contingencies (continued)

Lease payments are negotiated in advance between the Company and the respective lessors, typically on an annual basis. In accordance with current governmental regulations, the lease payments for the Company's main store on Red Square can only be changed if the Moscow City government changes the lease payments for all of the properties located in the Kitai Gorod historical district of Moscow.

Rental expense for the building and land for the main store at Red Square was $1,481 and $1,428 for the years ended December 31, 2002 and 2001, respectively. Other rental expense was $79 and $196 for the years ended December 31, 2002 and 2001, respectively.

The Russian economy while deemed to be of market status beginning in 2002, continues to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly impacted by the government's continued actions with regard to supervisory, legal, and economic reforms.

Legislation and regulations regarding taxation and foreign currency transactions in Russia continue to evolve as the government manages the transformation from a command to a market-oriented economy. During 2002, the Russian Federation enacted a new tax code with significant modifications from the prior law. Due to the lack of time and examination of findings by tax authorities is unknown how many aspects of the new tax code will be interpreted.

The various legislation and regulations are not always clearly written and their interpretation is subject to the opinions of the local, regional and national tax authorities, the Central Bank and Ministry of Finance. Instances of inconsistent opinions are not unusual. The current regime of penalties and interest related to reported and discovered violations of Russia's laws, decrees and related regulations are severe. Interest and fines are levied when an understatement of tax liability is discovered. As a result, penalties and interest can result in amounts that are multiples of any unreported taxes.

The Company believes that it has paid or accrued all taxes that are applicable. Where practice concerning the provision of taxes was unclear, the Company has accrued tax liabilities based on management's best estimate. The Company's policy is to accrue for contingencies in the accounting period in which a loss is deemed probable and the amount is reasonably determinable. No such accruals have been made as of December 31, 2002.

Because of the uncertainties associated with the Russia tax and legal systems, the ultimate amount of taxes, penalties and interest assessed, if any, may be in excess of the amount expensed to date and accrued as of December 31, 2002.